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                                                                   EXHIBIT I-1


SECURITIES AND EXCHANGE COMMISSION
(RELEASE NO. 35-________)
FILING UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________, 1999

LG&E ENERGY CORP. (70-_____)

     Notice is hereby given that the following filing has been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application-declaration for complete statements of the proposed transaction(s) summarized below. The application-declaration is available for public inspection through the Commission's Office of the Public Reference.

     Interested persons wishing to comment or request a hearing on the application-declaration should submit their views in writing by _______, 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C.
20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificates) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ______, 1999, the application-declaration, as filed or as amended, may be granted and/or permitted to become effective.

     LG&E Energy Corp. ("LG&E Energy"), a Kentucky corporation located at 220 West Main Street, Louisville, Kentucky 40232, is a holding company exempt under Section 3(a)(1) and by order of the Commission (HCAR 26966) from all provisions of the Act except Section 9(a)(2). LG&E Energy has filed an application-declaration for an order under Sections 9(a)(2) and 10 of the Act authorizing its proposed indirect acquisition of a reconstituted Western Kentucky Energy Corp. ("WKEC"), pursuant to a merger of WKEC, WKE Corp. and WKE Station Two Inc. ("Station Two Sub"), with WKEC as the surviving corporation (the "Transaction"). The application-declaration also requests
(i) an order under Section 3(a)(1) of the Act declaring LG&E Energy and its wholly-owned subsidiary, LG&E Capital Corp., exempt from all provisions thereof except Section 9(a)(2) and (ii) an order under Section 3(a)(2) of the Act declaring LG&E Energy's subsidiary, Kentucky Utilities Company, exempt from all provisions thereof except Section 9(a)(2).

     WKE Corp. currently is an indirect wholly-owned subsidiary of LG&E Energy. WKE Corp. also is the parent company of WKEC and Station Two Sub. WKE Corp., WKEC and Station Two Sub were all formed in connection with a series of transactions involving Big Rivers Electric Corporation ("Big Rivers"). Pursuant to these transactions, WKEC leased the generating facilities of Big Rivers and agreed to operate these facilities. Station Two Sub agreed to operate a generating facility of the City of Henderson, Kentucky that was previously operated by Big

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Rivers. Their affiliate, LG&E Energy Marketing, Inc. ("LEM"), agreed to purchase electricity from the Big Rivers' facilities and the City of Henderson's facility. The electricity from the City of Henderson was previously purchased by Big Rivers. These transactions took effect in July 1998. Because the generating facilities of the City of Henderson serve retail customers, WKEC could not operate these facilities and still maintain its status as an EWG. Therefore, a decision was made to separate the duties and responsibilities relating to the Big Rivers' facilities and the City of Henderson facilities even though these dutiies were previously performed by one company, Big Rivers. Generally, WKEC leases and operates the Big Rivers' facilities and Station Two Sub operates the City of Henderson's facility. WKEC currently is certified as an EWG and Station Two Sub has received a no-action letter from the Staff of the Commission confirming that Station Two Sub's activities would not cause it to be deemed an electric utility company under the Act.

     LG&E Energy has now determined that the separation of the duties and responsibilities among WKE Corp., WKEC, Station Two Sub and another affiliate, LEM, and the constraints imposed upon WKEC in order to maintain its certification as an EWG have led to numerous operational inefficiencies. Consequently, LG&E Energy now desires to combine WKE Corp., WKEC and Station Two Sub, with WKEC as the surviving corporation, and possibly to transfer certain related contracts for the sale of energy, capacity and ancillary services from LEM to WKEC. This Transaction is intended to simplify and consolidate responsibility within a single company, WKEC, for operation and management of all of the generating assets in Western Kentucky that are operated by LG&E Energy affiliates, and for the sale of power and ancillary services from those facilities. The Transaction will eliminate redundancies and inefficiencies, thereby promoting economies of scale. Following the Transaction, the surviving entity will cease to meet the requirements of being an EWG(1), will decertify as an EWG and will become an electric utility company under the Act. Therefore, consummation of the Transaction will result in the indirect acquisition of an electric utility company by LG&E Energy.

     Currently, LG&E Energy owns all of the outstanding common stock of Louisville Gas and Electric Company ("LG&E"), a Kentucky corporation. LG&E is engaged primarily in the generation, transmission and distribution of electricity to approximately 360,000 customers in Louisville and adjacent areas in Kentucky. LG&E's service area covers approximately 700 square miles in 17 counties in Kentucky and has an estimated population of one million. LG&E also purchases, distributes and sells natural gas to approximately 289,000 customers within this service area in limited additional areas. Included within LG&E's service area is the Fort Knox Military Reservation, to which LG&E transports gas and provides electric service, but which maintains its own distribution systems.

     LG&E owns 4.9% of the common stock of Ohio Valley Electric Corporation ("OVEC"), which has one wholly-owned subsidiary, Indiana-Kentucky Electric Corp. ("IKEC"). For each of

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(1)  As indicated above, the City of Henderson's facility serves retail customers and, therefore, WKEC will no longer qualify as an EWG when it assumes Station Two Sub's responsibilities to operate the City's facility.

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the three years in the period ended December 31, 1998, LG&E derived less than
0.15% of its income from its share of the earnings of OVEC.

     LG&E Energy also owns all of the outstanding common stock of Kentucky Utilities, an electric utility company under the Act. Kentucky Utilities is engaged in producing, transmitting and selling electric energy to about 449,000 customers in over 600 communities and adjacent suburban and rural areas in 77 counties in central, southeastern and western Kentucky, and to about 29,000 customers in 5 counties in southwestern Virginia. In Virginia, Kentucky Utilities operates under the name Old Dominion Power Company. Kentucky Utilities also sells electric energy at wholesale for resale in 12 municipalities in Kentucky.

     Kentucky Utilities owns 2.5% of the common stock of OVEC, which company is described above. Kentucky Utilities also owns 20% of EEI. EEI was formed in the early 1950s to provide electric energy to a uranium enrichment plant located near Paducah, Kentucky. The enrichment plant was originally operated by the Atomic Energy Commission and the Department of Energy and is operated today by the United States Enrichment Corporation. EEI owns the Joppa Plant, a 1,015 Mw coal-fired electric generating plant located near Joppa, Illinois, and six 161 kilovolt ("Kv") transmission lines which transmit power from the Joppa Plant to the Paducah enrichment plant. EEI's common stock is held by Kentucky Utilities and three other utility companies. EEI sells its excess electricity to its sponsoring utilities for resale. The uranium enrichment facility is EEI's only end-user customer. For each of the three years in the period ended December 31, 1998, Kentucky Utilities derived less than 3% of its net income from its share of the earnings of EEI and OVEC.

     While LG&E and Kentucky Utilities are currently the only subsidiaries of LG&E Energy that are public-utility companies under the Act, LG&E Energy has two other directly-owned subsidiaries, LG&E Energy Foundation, Inc. ("LG&E Energy Foundation") and LG&E Capital Corp. ("LG&E Capital"). LG&E Energy Foundation is a tax-exempt charitable foundation that makes charitable contributions to qualified entities. LG&E Capital, through various subsidiaries and joint ventures, is involved in numerous non-utility, energy-related businesses. For the year-ended December 31, 1998, approximately 16% of LG&E Energy's consolidated operating revenues and 18% of its consolidated operating income were derived from the non-utility businesses. As of December 31, 1998, approximately 20% of LG&E Energy's consolidated assets were invested in non-utility businesses. For the twelve months ended March 31, 1999, approximately 19% of LG&E Energy's consolidated operating revenues and 23% of its consolidated operating income were derived from non-utility businesses. As of March 31, 1999, approximately 22% of LG&E Energy's consolidated assets were invested in non-utility businesses.

     For the year ended December 31, 1998, LG&E Energy's operating revenues on a consolidated basis were $2.002 billion of which approximately $659 million was derived from LG&E's electric operations, $192 million was derived from LG&E's gas operations and $810 million was derived from Kentucky Utilities' electric operations. Consolidated assets for LG&E Energy and its subsidiaries as of December 31, 1998 were approximately $4.8 billion, of which approximately $3.0 billion consisted of electric utility assets and $300 million consisted of gas

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utility assets.  As of April 30, 1999, there were 129,677,030 outstanding shares of the common stock of LG&E Energy.

     The application-declaration states that the Transaction is expected to result in substantial benefits to the public, investors and consumers, including significant economies of scale, reduced labor costs and reduced corporate and administrative expenses through the elimination of redundancies and inefficiencies. For example, the Transaction will promote more efficient use of the labor force currently divided among WKE Corp., WKEC and Station Two Sub, and will eliminate the need to maintain separate computer systems and books and records for each of those companies.

     Following consummation of the Transaction, LG&E Energy states that it will continue to be an exempt holding company under the Act, and LG&E Capital Corp. will become an exempt holding company under the Act, because LG&E Energy, LG&E Capital Corp. and each of its public utility subsidiaries from which it derives a material part of its income will be Kentucky corporations, will continue to be predominantly intrastate in character and will continue to conduct their utility businesses substantially within the Commonwealth of Kentucky.

     LG&E Energy also states that following the Transaction, Kentucky Utilities will continue to be an exempt holding company under the Act because Kentucky Utilities is predominantly a public utility company whose operations, as such, do not extend beyond the Commonwealth of Kentucky and states contiguous thereto.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

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